UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium U.S. Inc.
401(k) Retirement Savings Plan
4582 S. Ulster St., Suite 1700
Denver, CO 80237

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.
13131 Lake Fraser Dr. S.E.
Calgary, Alberta
Canada T2J 7E8
(403) 225-7000

AGRIUM U.S. Inc.

401(K) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

Agrium U.S. Inc.
401(k) RETIREMENT SAVINGS PLAN
December 31, 2003 and 2002

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits – December 31, 2003 and 2002	2

Statement of Changes in Net Assets Available for Plan Benefits – Year ended December 31, 2003	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2003	9
Consent of Gordon, Hughes & Banks, LLP
Consent of KPMG
Report to KPMG LLP

Report of Independent Registered Public Accounting Firm

The Pension Finance Committee
Agrium U.S. Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Agrium U.S. Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Agrium U.S. Inc. 401(k) Retirement Savings Plan as of December 31, 2003, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Gordon, Hughes & Banks, LLP

Greenwood Village, Colorado
June 11, 2004

AGRIUM U.S. Inc.
401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

As of December 31
( U.S. dollars)

	2003	2002
Investments, at fair value (note 5):
Collective trust	$17,943,665	$17,855,703
Mutual funds	25,112,552	17,522,762
Common stock	4,554,933	3,843,819
Participant loans	2,510,004	2,213,279

Total investments	50,121,154	41,435,563

Receivables:
Participant contributions	—	71,180
Employer contributions	—	38,918
Loan repayment	—	11,817

Total receivables	—	121,915

Net assets available for plan benefits	$50,121,154	$41,557,478

See accompanying notes to financial statements

AGRIUM U.S. Inc.
401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31
(U.S. dollars)

2003
Additions
Additions to net assets attributed to:
Net realized and unrealized appreciation in fair value of investments	$5,714,949
Interest and dividends	1,334,021

7,048,970
Contributions:
Participants	5,539,513
Employer	1,217,134
Rollover	86,611

6,843,258

Total additions	13,892,228

Deductions and transfers
Deductions and transfers attributed to:
Distributions paid to participants	5,315,669
Other, net	5,191

Total deductions	5,320,860
Affiliated 401(k) Transfers	7,692

Net increase	8,563,676
Net assets available for plan benefits:
Beginning of year	41,557,478

End of year	$50,121,154

See accompanying notes to financial statements.

Agrium U.S. Inc.
401(k) RETIREMENT SAVINGS PLAN
December 31, 2003 and 2002

NOTES TO THE FINANCIAL STATEMENTS

(US dollars)

1.	Plan Description

The following description of the Agrium U.S. Inc. 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan sponsor, Agrium U.S. Inc. (the Corporation), is a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(a)	Contributions

Participants under the Plan are required to contribute 1 1/2% of their annual compensation to the Plan, subject to defined limits. In addition, participants can elect to contribute up to an additional 16% of their annual compensation. The Corporation matches 50% of the first 5% of the employee’s voluntary contributions. Individual participant contributions are subject to annual Internal Revenue Code limitations - greater than 50 years of age: $14,000 (2002 - $12,000), less than 50 years of age: $12,000 (2002 - $11,000). In addition, an annual contribution is provided at the Corporation’s discretion and is allocated to participant account balances based on the ratio of each participant’s annual compensation to the total annual compensation of all participants. Total contributions cannot exceed limits as defined by the Internal Revenue Code.

(b)	Participant Eligibility

Employees of the Corporation are eligible to participate in the Plan if they are a regular, full-time or job-share employee, not represented by a collective bargaining unit of the Corporation’s participating subsidiaries or affiliated companies. Employees who are scheduled to work at least 1,000 hours each calendar year are also eligible to participate.

(c)	Vesting

Participants are immediately vested in their contributions, the Corporation’s contributions, and actual earnings thereon.

(d)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in even multiples of 1% of the total participant’s contribution in any of the following investment options:

Agrium Inc. Common Stock - Funds are invested in common stock of Agrium Inc.

SEI Stable Asset GIC Fund – The fund invests primarily in a diversified portfolio of guaranteed investment contracts (GIC’s) issued by major life insurance companies and money center banks. The fund seeks to provide current income with the preservation of capital.

Agrium U.S. Inc.
401(k) RETIREMENT SAVINGS PLAN
December 31, 2003 and 2002

NOTES TO THE FINANCIAL STATEMENTS

(US dollars)

SEI Core Fixed Income Fund – The fund invests primarily in a broadly diversified portfolio of US fixed income securities issued by the US government and its agencies, along with investment grade corporate bonds and mortgage-backed securities. The fund seeks to provide a broad level of diversification and current income in U.S. fixed income securities.

SEI S&P 500 Index Fund – The fund invests primarily in common stocks that replicate the investments results of the Standard & Poor’s 500 Composite Stock Price Index.

SEI Large Cap Value Fund – The fund invests in large company stocks with a value style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Large Cap Growth Fund – The fund invests in large company stocks with a growth style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI Small Cap Value Fund – The fund invests in U.S. small company stocks with a value style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Small Cap Growth Fund – The fund invests in U.S. small company stocks with a growth style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI International Equity Fund – The fund seeks to provide a broad level of diversification in international equity securities in a risk-controlled framework by investing in equity securities of issuers in developed non-U.S. markets.

SEI Diversified Conservative Fund – The fund includes significant allocations to fixed income funds and moderate allocations to equity funds. The fund seeks to provide current income with the opportunity for capital growth through participation in the U.S. and international equity markets.

SEI Diversified Moderate Growth Fund – The fund invests in both equity and fixed income funds. The fund seeks to provide long-term growth of capital with a limited level of current income. Funds are invested 60% in equity, both U.S. and international, and 40% in fixed income funds.

SEI Diversified Global Stock Fund – The fund invests almost exclusively in stock funds, and U.S. and non-U.S. equities. The fund may invest up to 39% of its total assets in international equity markets. The fund seeks long-term capital growth through participation in the U.S. and international equity markets.

See note 5 for the detail of investments that exceeded 5% of net assets available for benefits as of December 31, 2003 and 2002.

Agrium U.S. Inc.
401(k) RETIREMENT SAVINGS PLAN
December 31, 2003 and 2002

NOTES TO THE FINANCIAL STATEMENTS

(US dollars)

(e)	Administrative Expenses

Although required by the Plan, the Corporation did not pay any administrative expenses of the Plan for the years ended December 31, 2003 and 2002, as agreed by the Plan’s trustee. All other plan expenses incurred in these periods were paid directly from plan assets.

(f)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 % of their account balance. Loans must be repaid within five years. The loan interest rate is the prime rate plus 1% as published monthly in the Wall Street Journal. Principal and interest is paid through monthly payroll deductions. Loans outstanding as of December 31, 2003 and 2002 bear interest rates ranging from 5.00% to 10.50%.

(g)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, or termination of employment. Distributions are recorded when paid.

(h)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and losses, and charged with an allocation of administrative expenses. Allocations are based on participant’s earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

2.	Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting and present the net assets available for plan benefits and the changes in those net assets.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(c)	Valuation of Investments

Investments in mutual funds, collective trust fund and common stocks are valued at fair value determined by the quoted market price. Participant loans are valued at the unpaid principal balance which approximates fair value. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Agrium U.S. Inc.
401(k) RETIREMENT SAVINGS PLAN
December 31, 2003 and 2002

NOTES TO THE FINANCIAL STATEMENTS

(US dollars)

3.	Income Taxes

The Internal Revenue Service has determined and informed the Corporation by a letter dated August 29, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Continued qualification of the Plan will depend on the operation of the Plan in compliance with IRS regulations.

4.	Plan Termination

Although the Corporation has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

Agrium U.S. Inc.
401(k) RETIREMENT SAVINGS PLAN
December 31, 2003 and 2002

NOTES TO THE FINANCIAL STATEMENTS

(US dollars)

5.	Investments

	December
	2003	2002
Investment securities representing 5% or more of net assets available for plan benefits:
SEI Stable Asset GIC Fund	$17,943,665	$17,855,703
SEI Large Cap Growth Fund	7,823,461	6,762,156
Agrium Inc. Common Stock	4,554,933	3,843,819
SEI S&P500 Index Fund	3,474,349	1,980,744
SEI Core Fixed Income Fund	2,855,038	2,452,917
SEI Small Cap Value Fund	2,839,085	1,500,027
SEI Diversified Moderate Growth Fund	2,717,387	2,413,093
Participant loans, bearing interest at rates ranging from 5% to 10.5%	2,510,004	2,213,280

	$44,717,922	$39,021,739

Investment securities representing less than 5% of net assets available for plan benefits:
SEI Small Cap Growth Fund	$2,160,491	$546,480
SEI Large Cap Value Fund	1,915,264	1,148,985
SEI International Equity Fund	722,544	422,525
SEI Diversified Global Stock Fund	350,384	113,124
SEI Diversified Conservative Fund	254,549	182,710

	$5,403,232	$2,413,824

Total Investments	$50,121,154	$41,435,563

During 2003, the Plan’s investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated in value as follows:

Agrium Inc. Common Stock	$1,452,888
Mutual Funds	4,262,061

$5,714,949

6.	Risks and Uncertainties

The plan invests in mutual funds and other investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefit.

7.	Distributions Not in Accordance With Plan Document

During 2003, the Plan made lump-sum distributions to participants that were not in accordance with the Plan Document. The amounts distributed to participants that were not allowed per Plan Document provisions amounted to approximately $500,000. This amount is included in distributions in the accompanying statement of changes in net assets for the year ended December 31, 2003. The Plan and the Plan Sponsor intend to perform the necessary corrective actions under various options available to them under Department of Labor and Internal Revenue Service programs.

AGRIUM U.S. Inc.
401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes

As of December 31, 2003
(amounts stated in U.S. dollars)

Identity of issuer and
description of investment	Current value
SEI Stable Asset GIC Fund	$17,943,665
SEI Large Cap Growth Fund	7,823,461
Agrium Inc. Common Stock	4,554,933
SEI S&P500 Index Fund	3,474,349
SEI Core Fixed Income Fund	2,855,038
SEI Small Cap Value Fund	2,839,085
SEI Diversified Moderate Growth Fund	2,717,387
Participant loans, bearing interest at rates ranging from 5% to 10.5%	2,510,004
SEI Small Cap Growth Fund	2,160,491
SEI Large Cap Value Fund	1,915,264
SEI International Equity Fund	722,544
SEI Diversified Global Stock Fund	350,384
SEI Diversified Conservative Fund	254,549

Total assets held for investment purposes	$50,121,154

All investments are held by SEI Trust Company which is a party-in-interest. Agrium Inc. is the Plan sponsor, which is a party-in-interest.

Note: information on cost of investments is excluded as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Finance Committee of Agrium 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2004	Agrium 401(k) Retirement Savings Plan

(Name of Plan)

By:

/s/ Richard L. Gearheard

AGRIUM U.S. Inc.
401(k) RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Exhibit 23.1     Consent of Gordon, Hughes & Banks, LLP

Exhibit 24.1     Consent of KPMG LLP

Exhibit 24.2     Report of KPMG LLP